September 19, 2019 TSX.V - GIGA

Updated resource estimate increases Measured plus Indicated resources at Turnagain by 24% to 1.07 billion tonnes, while contained nickel increases by 28.3% to 5.2 billion pounds

(Vancouver, B.C., Canada) - Mark Jarvis, CEO of Giga Metals Corp. (TSX.V - GIGA), announced today that the Company has updated its NI 43-101 mineral resource estimate based on an additional 36 infill drill holes totaling 8,940 metres drilled in 2018 in the areas of the conceptual open pit described in a Preliminary Economic Assessment dated December, 2011 by AMC Consultants of Vancouver, B.C., and by updated geological modeling supported by core logs, rock geochemistry, mapping, alteration modeling and other information.

Table 1: Mineral Resource Statement(1,2,3,4,5) for the Turnagain Project

Open Pit Mineral Resources - Base Case Estimate

Classification	Tonnage	Ni	Contained	Co	Contained
	(000s)	Grade	Ni	Grade	Co
		(%)	(000s lbs)	(%)	(000s lbs)
Measured	360,913	0.230	1,832,440	0.014	109,803
Indicated	712,406	0.215	3,373,616	0.013	202,605
Measured and Indicated	1,073,319	0.220	5,206,056	0.013	312,409
Inferred(4)	1,142,101	0.217	5,473,909	0.013	327,327

(1) All mineral resources have been estimated in accordance with Canadian Institute of Mining and Metallurgy and Petroleum ("CIM") definitions, as required under National Instrument 43-101 ("NI 43-101").

(2) Mineral resources are reported in relation to a conceptual pit shell in order to demonstrate reasonable expectation of eventual economic extraction, as required under NI 43-101; mineralization lying outside of these pit shells is not reported as a mineral resource. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

(3) Mineral resources are reported at a cut-off grade of 0.1% Ni. Cut-off grades are based on a price of US $8.50 per pound and a number of operating cost and recovery assumptions, plus a contingency as reported in the December 2011 PEA authored by AMC Consulting.

(4) Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. However, it is reasonably expected that the majority of Inferred mineral resources could be upgraded to Indicated.

(5) Due to rounding, numbers presented may not add up precisely to the totals provided and percentages my not precisely reflect absolute figures.

"The updated mineral resource estimate for the Turnagain Project represents an important milestone in the path towards advancing the engineering studies of this project," said Mark Jarvis, President and CEO of Giga Metals Corp, "The successful execution of a focused drilling campaign combined with updated geological modeling has resulted in a refined and enhanced mineral resource estimate that, within the first three phases of mining outlined in the 2011 PEA, has confidence levels sufficient to support a Pre-Feasibility study and ultimately a Feasibility study if that is justified."

2019 Updated Mineral Resources comparison to 2011 Mineral Resource

Since the 2011 mineral resource update, Giga Metals has performed infill drilling and also updated its geological modeling. As a result, the Measured plus Indicated resources have grown due to infill drilling, but the Inferred resources have also grown because the volumes of the ultimate conceptual pit have grown. This comparison is provided for information purposes only. This comparison should not be interpreted as a statement of mineral reserves; mineral reserves can only be defined in a Pre-Feasibility or Feasibility study.

Table 2: Comparison of 2019 and 2011 Consolidated Mineral Resource Statement(1,2,3,4,5) for the Turnagain Project

Classification	Tonnage	Ni	Contained	Co	Contained
	(000s)	Grade	Ni	Grade	Co
		(%)	(000s lbs)	(%)	(000s lbs)
2019 Update
Measured and Indicated	1,073,319	0.220	5,206,056	0.013	312,409
Inferred(4)	1,142,101	0.217	5,473,909	0.013	327,327
2011 Estimate
Measured and Indicated	865,482	0.213	4,057,052	0.013	253,061
Inferred(4)	976,295	0.200	4,304,719	0.013	279,807
2011-2019 Change
Measured and Indicated	+ 207,837	+ 0.007	1,149,004	unchanged	59,348
Inferred(4)	+ 165,806	+ 0.017	1,169,190	unchanged	47,520
Percentage Change
Measured and Indicated	+ 24.0%	+ 3.5%	+ 28.3%	unchanged	+ 23.5%
Inferred	+ 16.9%	+ 8.7%	+27.2%	unchanged	+ 16.9%

For footnotes 1-5, see Table 1.

For the purpose of advancing engineering studies, the confidence level in enough of the resource has been increased to the Measured plus Indicated categories to support advancing studies to the Pre-Feasibility and Feasibility levels. While the Company believes certain elements of the PEA dated December 2011, authored by AMC Consulting (i.e. the "PEA"), are consistent with the Company's current approach and ongoing evaluation of the project, the PEA can no longer be considered current.  The PEA included inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and here is no certainty that PEA will be realized.

2019 Mineral Resource Classification Methodology

The mineral resource estimates for Turnagain were prepared to industry standards and best practices using commercial mine-modeling and geostatistical software. Garth Kirkham, P.Geo. is the Qualified Person responsible for the Turnagain mineral resource estimates for the purposes of NI 43-101.

Mineral Resources are classified under the categories of Measured, Indicated and Inferred according to Canadian Institute of Mining, Metallurgy and Petroleum (CIM) guidelines. Mineral resource classification was based primarily on drill hole spacing and on continuity of mineralization. Measured resources were defined at Turnagain as blocks with a distance to three drill holes of less than ~40 m to nearest composite and an average of 60 m and occurring within the estimation domains. Indicated resources were defined as those with a distance to three drill holes of less than ~60 m and an average distance of 80 m. Inferred resources were defined as those with an average drill hole spacing of less than ~150 m and meeting additional requirements. Final resource classification shells were manually constructed on sections.

Greg Ross, P.Geo., a Qualified Person as defined by National Instrument 43-101, is responsible for the implementation and supervision of the Turnagain Project QA/QC program. Among other measures, prepared standards and blanks were inserted at the project site, and lab-reported results reviewed, to monitor the quality of the assay data. See reports dated December 5, 2011, titled "Turnagain Project Hard Creek Nickel Corporation Preliminary Economic Assessment"; and dated February 25, 2019, titled "Giga Metals Releases Final Drill Results from 2018 Program" filed on SEDAR for details on geology, mineralization, data verification, sampling procedures, and lab information.

Garth Kirkham, P.Geo. and Greg Ross, P.Geo., Qualified Persons as defined by NI 43-101, have reviewed and approved the contents of this news release.

About Giga Metals

Giga Metals Corporation is focused on metals critical to modern batteries, especially those used in Electric Vehicles and Energy Storage. The Company's core asset is the Turnagain Project, located in northern British Columbia, which contains one of the few significant undeveloped sulphide nickel and cobalt resources in the world.

Disclaimer for Forward-Looking Information

Certain statements in this news release are forward-looking statements, which reflect the expectations of management regarding the Turnagain Project. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Such statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company and its mineral projects, the estimation of mineral resources, steps to be taken towards commercialization of the resource, the timing and amount of estimated future production and capital, operating and exploration expenditures. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. These forward-looking statements reflect management's current views and are based on certain expectations, estimates and assumptions which may prove to be incorrect, including that Giga has created confidence levels sufficient in Turnagain to support a Pre-feasibility study and ultimately a Feasibility study, and statements relating to future exploration and development of the Project and mineral resource and mineral reserve estimations relating to the Project. A number of risks and uncertainties could cause our actual results to differ materially from those expressed or implied by the forward-looking statements, including: (1) the mineral resource estimates relating to the Project could prove to be inaccurate for any reason whatsoever, (2) Giga is unable to finance the Project, (3) prices for nickel and cobalt or project costs make any commercialization uneconomic, (4) indicated resources may not materialize, (5) permits, environmental opposition, government regulation or any of many other factors may prevent the Company from commercializing the Turnagain, and (6) even if the Project goes into production, there is no assurance that operations will be profitable. These forward-looking statements are made as of the date of this news release and, except as required by applicable securities laws, the Company assumes no obligation to update these forward-looking statements, or to update the reasons why actual results differed from those projected in the forward-looking statements. Additional information about these and other assumptions, risks and uncertainties are set out in the "Risks and Uncertainties" section in the Company's most recent MD&A filed with Canadian security regulators.

On behalf of the Board of Directors,

"Mark Jarvis"

MARK JARVIS, President
GIGA METALS CORPORATION

604-681-2300

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